UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 26, 2015, announcing the Company received a notification from BlueMountain Capital Management LLC, acting as investment manager with control of voting rights for several funds, disclosing a crossing below the 5% threshold due to a disposal of voting rights.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 26, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

Transparency legislation

In accordance with the Law of 2 May 2007 relating to the disclosure of important shareholdings in listed companies, Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that it received a notification from BlueMountain Capital Management LLC, acting as investment manager (with control of voting rights) for several funds, thus disclosing a crossing below the 5% threshold due to a disposal of voting rights.

The notifications received in relation to the transparency legislation are available on the Company's website in the 'Investors' section:  http://investors.euronav.com/share/transparency-declaration.aspx?sc_lang=en.

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Transparantiewetgeving

Conform de Wet van 2 mei 2007 op de openbaarmaking van belangrijke deelnemingen in emittenten waarvan de aandelen zijn toegelaten tot de verhandeling op een gereglementeerde markt, meldt Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") dat zij een kennisgeving ontving van BlueMountain Capital Management LLC, die optrad als beheerder (met controle over stemrechten) voor verschillende fondsen. Zij onderschreden de 5%-drempel ingevolge een overdracht van stemrechten.

De ontvangen kennisgevingen in toepassing van de transparantiewetgeving zijn opgenomen op de website van de Vennootschap in de rubriek 'Investeerders': http://investors.euronav.com/share/transparency-declaration.aspx?sc_lang=nl-be.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Half year report 2015 available on website: Monday, 31 August 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being 1 V-Plus vessel, 27 VLCCs (of which 1 in 50%-50% joint venture), four VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 23 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.